EXHIBIT 99.1
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                              SINOVAC BIOTECH LTD.
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                     ANNOUNCES CLOSING OF PRIVATE PLACEMENT
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BEIJING,  February 23, 2004 - Sinovac  Biotech Ltd.  ("Sinovac")  (NASD  OTC-BB:
SNVBF; Frankfurt: SVQ) is pleased to announce that it has closed its private placement which was announced in a November 14, 2003 news release. In addition, Sinovac is pleased to announce that the private placement was oversubscribed and Sinovac has sold 3,800,000 Units for total proceeds of US$4,750,000. Each Unit consists of one share of common stock of Sinovac, one share purchase warrant to purchase one additional shares of common stock of Sinovac at US$1.50 per share until November 14, 2004, and one piggyback warrant to purchase one additional share of common stock of Sinovac at US$3.00 per share until November 14, 2005 only if the holder thereof exercises the share purchase warrant.

The proceeds of the private placement will be used for clinical trials of the Sinovac's proprietary inactivated SARS vaccine, marketing of the Hepatitis A and Hepatitis A & B combined vaccines, and construction of state-of-the-art production facilities for the flu vaccine project at the Tangshan Yian plant.

ABOUT SINOVAC BIOTECH LTD.
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Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS."


For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at http://www.sinovac.com/.
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Contact:  Graham  Taylor  at  (888)  888  8312 or  (604)  684-5990  or  email to
info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.